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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)

                      STECK-VAUGHN PUBLISHING CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    63577110
                                 (CUSIP Number)

                                 ERIC P. GELLER
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               27 BOYLSTON STREET
                       CHESTNUT HILL, MASSACHUSETTS 02167
                           TELEPHONE: (617) 232-8200
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                JANUARY 30, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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     This Amendment No. 5 amends and supplements the Statement on Schedule 13D filed on June 16, 1997, as amended and supplemented by Amendment No. 1 to the Statement on Schedule 13D, filed June 30, 1997, Amendment No. 2 to the Statement on Schedule 13D, filed July 10, 1997, and Amendment No. 3 to the Statement on Schedule 13D, filed in September 9, 1997, and Amendment No. 4 to the Statement on Schedule 13D, filed on September 29, 1997 (as amended and supplemented, the "Schedule 13D") for the events which occurred on June 5, 1997, June 23, 1997, July 1, 1997 and September 26, 1997, respectively, and is being filed by Harcourt General Inc., a Delaware corporation ("Parent" or "Harcourt"), and National Education Corporation, a Delaware corporation and wholly-owned subsidiary of Parent ("NEC"), to report the event which occurred on January 30, 1998 relating to the outstanding Common Stock, $.01 par value (the "Common Stock"), of Steck-Vaughn Publishing Corporation, a Delaware corporation ("Steck-Vaughn"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the
Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Item 6 is amended and supplemented as follows:

          On January 30, 1998 the merger (the "Merger") of SV Acquisition Corporation, a Delaware corporation ("Acquisition"), with and into Steck-Vaughn Publishing Corporation, a Delaware corporation ("Steck-Vaughn"), contemplated by the Agreement and Plan of Merger dated as of September 29, 1997 among Steck-Vaughn, Harcourt General, Inc., a Delaware corporation ("Harcourt"), National Education Corporation, a Delaware corporation and a wholly-owned subsidiary of Harcourt ("NEC"), and Acquisition, a wholly-owned subsidiary of NEC, was consummated. On January 30, 1998 Harcourt issued a press release announcing the consummation of the Merger. A copy of such press release is set forth in Exhibit 99.7 and incorporated herein by reference.

Item 7.   Material to be filed as Exhibits.

Exhibit 99.7   Press release dated January 30, 1998 of Harcourt.

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          After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

          Dated: February 3, 1998


                                            HARCOURT GENERAL, INC.



                                            By:  /s/ ERIC P. GELLER
                                                 ------------------------------
                                                 Eric P. Geller
                                                 Senior Vice President, General
                                                   Counsel and Secretary



                                            NATIONAL EDUCATION CORPORATION


                                            By:  /s/ ERIC P. GELLER
                                                 ------------------------------
                                                 Eric P. Geller
                                                 Vice President and Secretary